[redacted]

08005942

RECEIVED

2008 NOV 21 A 6:26

82-4567

Ferreyros

ORGANIZACION Ferreyros

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

Lima, November 14th ,2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Consolidated Financial Statements as of September 30st, 2008 and our Management Report.

Sincerely yours,

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

PROCESSED
NOV 25 2008
THOMSON REUTERS

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 30 de setiembre del 2008. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.
Gerente Central de Control
Gestión e Informática

Victor Astete Palma
Gerente División de Contraloría

Lima, 14 de noviembre del 2008

Ferreyros



Tercer trimestre Año 2008

PERFIL DE LA EMPRESA

La actividad de Ferreyros es la importación para la venta y alquiler de bienes de capital, con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional. La compañía ha ejecutado importantes inversiones en capacitación y entrenamiento del personal técnico, así como en infraestructura de locales y talleres.

Ferreyros tiene la representación de marcas líderes en el mercado, las cuales se encuentran orientadas a distintos sectores económicos.

Subsidiarias

Orvisa S.A.

Unimaq S.A..

Fiansa S.A.

Depósitos Efe S.A.

Domingo Rodas S.A.

Mega Caucho & Representaciones S.A.C.

Ferrenergy S.A.C.

Cresko S.A.

Al 30 de septiembre del 2008 las subsidiarias han realizado importantes ventas. En tal sentido, cabe señalar que la organización, en su conjunto, ha vendido US$ 625.5 millones, lo que representa un crecimiento de 37.3% respecto del mismo período del año anterior.

Ferreyros y Subsidiarias:
Evolución de las ventas
(En US$. millones)



700
560
420
280
140
0
2005
2006
2007
Ene-Set 2007
Ene-Set 2008
337
443
619
457
626

Orvisa S.A. es una empresa líder en la distribución de bienes de capital en la Amazonía y es una de las empresas con mayores volúmenes de operaciones en la zona. Al 30 de septiembre de 2008, reportó ventas por encima de US$ 42 millones en negocios orientados, principalmente, a la explotación de petróleo y al sector forestal. Una parte importante de sus ventas está sustentado por la renovación de un contrato de mantenimiento integral con un cliente importante del sector petrolero.

La utilidad neta de Orvisa al 30 de septiembre del 2008 ascendió a S/. 6.7 millones.

Unimaq S.A. empresa especializada en atender el segmento de la construcción general mediante la venta y alquiler de equipos ligeros. Al 30 de septiembre de 2008, alcanzó un nivel de ventas de US$ 50 millones, cifra superior en 42% a las realizadas en el mismo período del año anterior. Este incremento está basado en el crecimiento de la economía y en la transferencia de la línea de construcción ligera, Rentando Cat Rental Store, que atendía Ferreyros hasta el 2006,

Cabe destacar que, para sustentar el importante crecimiento de sus operaciones, en el 2007, Unimaq aumentó

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

su capital social de S/. 7.5 millones a S/. 31.0 millones, mediante aporte de Ferreyros.

La utilidad neta de Unimaq al 30 de septiembre de 2008 ascendió a S/. 8.4 millones.

Fiansa S.A. subsidiaria dedicada a atender el sector metal mecánico, al 30 de septiembre de 2008, generó ventas por US$ 11.2 millones. Las ventas consideran la construcción de puentes metálicos, ejecución de trabajos de metalmecánica, instalaciones eléctricas y fabricación y montaje de estructuras metálicas.

La utilidad neta de Fiansa al 30 de septiembre de 2008 ascendió a S/. 1.3 millones.

Depósitos Efe S.A. filial fundada en 1983, cuyo giro de negocio es vender servicios de almacenaje en depósito aduanero, simple o de campo. Al 30 de septiembre de 2008, totalizó un volumen de ventas de USA 524 mil. Las ventas fueron generadas, principalmente, por almacenaje de líquidos, consolidación de operaciones con los clientes, así como por la incorporación de clientes del sector textil, minero y petrolero.

La utilidad neta de Depósitos Efe al 30 de septiembre de 2008 ascendió a S/. 368 mil.

Domingo Rodás es una empresa dedicada al cultivo, procesamiento y exportación de langostinos. Al 30 de septiembre de 2008, ha obtenido un nivel de ventas de S/. 9.1 millones. El nivel de ventas alcanzado se debe, esencialmente, a una mayor eficiencia en el cultivo de los campos, lo que se reflejó en una mayor productividad de kilogramo por hectárea. No obstante, debido a una reducción de los precios internacionales así como a las fluctuaciones del tipo de cambio, la empresa no ha podido obtener una rentabilidad adecuada al cierre del período antes mencionado.

El resultado de Domingo Rodás al 30 de septiembre de 2008 representa una pérdida neta de S/ 702 mil.

Mega Caucho & Representaciones SAC. al 30 de septiembre del 2008, reportó ventas por US$11.9 millones. Desarrolla sus actividades de ventas y servicio, principalmente, en los sectores de minería, construcción, transporte, agricultura e industria. El importante servicio de valor agregado que brinda esta empresa a los distintos sectores económicos, y el importante incremento en las ventas que obtiene año a año, la convierten en un aliado importante y estratégico para sus clientes y representados.

La utilidad neta de Mega Caucho al 30 de septiembre ascendió a S/.1,285 mil.

Ferrenergy S.A.C. fue constituida en enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy Internacional Corporation, con una participación del 50% cada una. Energy Internacional tiene su sede en Estados Unidos, cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia. El primer proyecto asumido por la empresa es la central térmica de Guayabal en Shiviyacu, que genera potencia eléctrica para la venta de energía a una importante empresa petrolera a través de un contrato a 5 años. La planta, que tiene una capacidad de 18 MW, empezó a generar energía en el mes de julio del 2007 y ha facturado, al 30 de septiembre del 2008, US$1.9 millones.

La utilidad neta de Ferrenergy al 30 de septiembre ascendió a S/.665 mil.

Cresko S.A. inició sus operaciones en octubre 2007 para atender con productos especializados los mercados de la industria, construcción, minería y agrícola que no cubren Ferreyros ni Unimaq. El nivel de ventas alcanzado al 30 de septiembre del 2008 asciende a US$12.4 millones. Es la primera empresa de la organización en incursionar en la comercialización de productos de procedencia asiática. La inversión inicial

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VÍCTOR ASTETE PALMA
Gerente División Contraloría

de Ferreyros en esta empresa fue de US$1.5 millones.

La utilidad neta de Cresko al 30 de septiembre ascendió a S/.495 mil.

RESULTADO DEL TRIMESTRE

La utilidad neta del 3T 2008 asciende a S/. 31.4 millones en comparación con S/. 34.8 millones del mismo período del año anterior, lo que significa una disminución de S/ 3.4 millones (-9.6%).

La utilidad neta del 3T 2008 fue obtenida gracias a un incremento de 23.9% en las ventas netas y a un aumento en el margen bruto porcentual, que pasó de 22.7% en el 3T 2007 a 24.5% en el 3T 2008. Esta mayor utilidad en ventas (S/. 34.9 millones) se vio disminuida por lo siguiente:

- Pérdida en cambio de S/. 5.4 millones del 3T 2008 frente a una utilidad en cambio de S/. 10.7 millones del 3T 2007, lo que significa un impacto negativo de S/. 16.1 millones, que serían compensado en el futuro cuando se vendan los inventarios que están registrados a un tipo de cambio de S/ 2.910, menor que el tipo de cambio al 30-09-08 que fue de S/. 2.977. Si la venta de dichas existencias se realizara a éste último tipo de cambio, la utilidad adicional en ventas sería de S/. 15.6 millones y el efecto en la utilidad neta sería de S/.10.3 millones, aproximadamente.

- El neto de gastos financieros fue un mayor gasto de S/. 9.0 millones, debido al incremento de activos, principalmente, existencias y cuentas por cobrar (ver mayor explicación en "Análisis del Balance General"). El impacto de este mayor gasto en la utilidad neta fue de aproximadamente S/. 4.9 millones.

GESTION COMERCIAL

Las ventas del 3T 2008 ascendieron a US$ 196.3 millones en comparación con US$ 143.3 millo[illegible] el 3T 2007, lo que representa un aumento de 37.0%, destacando la ventas de la línea automotriz. Los productos de la línea *Iveco* obtuvieron en el 3T 2008 un crecimiento de ventas de 198% en comparación con el mismo período del año anterior, en las categorías de tractocamiones y volquetes a partir de 16 toneladas y buses de más de 33 asientos. Las ventas de dichas unidades ascendieron a US$ 19.5 millones, destacando las ventas a empresas contratistas que ejecutan trabajos para empresas del sector construcción y sector minero, las cuales ascendieron a US$ 11.1 millones. Adicionalmente, se efectuaron ventas de camiones *Kenworth* por un total de US$ 9.5 millones, principalmente, a empresas del sector transporte.

Ferreyros y Subsidiarias: Participación de las líneas de producto en las ventas totales



Equipo Ligero 6%
Caterpillar 69%
Otros 8%
Automotriz 14%
Agrícola 3%

En cuanto a la participación de las diferentes divisiones en la venta, hay que mencionar que los productos de la línea *Caterpillar* representaron en el año 2007 el 87% del total de las ventas de Ferreyros y Subsidiarias, y han alcanzado el 69% de las mismas durante los primeros nueve meses del año 2008, incluidos los ingresos generados por la venta de repuestos y servicios. No obstante, las máquinas y equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado. Cabe mencionar, que los productos de la línea Automotriz representaron en el año 2007 el 10% del total de las ventas de Ferreyros, y han alcanzado el 14% durante los primeros nueve meses del año 2008.

Las ventas acumuladas al 30 de septiembre de 2008 a[illegible] US$

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
Victor Astete Palma
Gerente División Contraloría

625.5 millones, en comparación con US$ 455.6 millones obtenidos en el mismo periodo del año anterior, lo que equivale a un incremento de 37.3%, explicado por el buen desempeño experimentado en casi todos los sectores económicos en los cuales la empresa realiza sus operaciones. En términos de soles, el crecimiento de las ventas al 30 de septiembre es de 25.1% en comparación con las realizadas en el mismo período del año anterior (S/. 1,804.8 millones al 30 de septiembre de 2008; S/. 1,442.6 millones al 30 de septiembre de 2007). La diferencia entre el incremento de las ventas en dólares (37.3%) y el aumento de las ventas en soles (25.1%) se debe a que el tipo de cambio de venta promedio en cada período es distinto (S/. 2.862, enero/septiembre 2008; S/. 3.145, enero/ septiembre 2007).

En cuanto a la distribución de la venta por sectores económicos, el mercado de minería alcanzó una participación del 38.0% de las ventas totales del 3T 2008. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia de la realización en el 2008 de importantes obras tanto privadas como públicas. Esta mayor actividad, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector construcción en el 3T 2008 muestren una participación de 28.7% en el total de las ventas.

Ferreyros y Subsidiarias: Participación sectorial en las ventas - 3T 2008


Marino 2%
Industria 3%
Comercio 3%
Agricultura 2%
Transporte 7%
Hidrocarburo 2%
Gobierno 6%
Construccion 29%
Otros 8%
Minería 38%

Con el fin de mantener un sostenido crecimiento en ventas, Ferreyros viene realizando una serie de inversiones en infraestructura, entrenamiento y capacitación de personal, tanto en la oficina principal como en las sucursales.

HECHOS DESTACADOS

La labor de Ferreyros en el campo de buen gobierno corporativo ha sido nuevamente reconocida. Ferreyros fue premiado en el Concurso Buen Gobierno Corporativo 2008, organizado por Procapitales y la UPC, destacando como ganador en las categorías "Mejor trato a los accionistas" (galardón igualmente obtenido en el 2006) y "Mejores políticas de directorio" (en empate con una destacada firma). Asimismo, resultó finalista en otras dos categorías del concurso.

Del mismo modo, la Bolsa de Valores de Lima incorporó a la empresa en el Índice de Buen Gobierno Corporativo (IBGC), que agrupa desde julio de 2008 a las compañías con mejores prácticas de gobierno corporativo en el Perú. Sumado a ello, Ferreyros se hizo merecedor de la Llave de la BVL, un público reconocimiento por haber obtenido la mayor puntuación en los principios de gobierno corporativo entre las firmas integrantes del IBGC.

En otro ámbito, Ferreyros inauguró una moderna tienda de repuestos ubicada en la sede de la Avenida Industrial, con el objetivo de optimizar la atención en la venta de repuestos a los clientes de las diferentes marcas que comercializa. Cabe destacar que la implementación de dicha tienda es el resultado del proyecto ganador del concurso "Mejorando Nuestra Empresa", que convocó propuestas de trabajadores de Ferreyros para el desarrollo de mejoras en la organización.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa correspondientes al tercer trimestre del

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

2008 y 2007. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 3T 2008 ascendieron a S/. 572.4 millones, en comparación con S/. 462.0 millones del mismo período del año anterior, lo que equivale a un incremento de 23.9%, explicado por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) fueron superiores en 30.6% a las del 3T 2007 (S/. 298.7 millones en el 3T 2008; S/. 228.8 millones en el 3T 2007), debido a lo siguiente:

- Incremento de 11.9% en la venta de equipos *Caterpillar* (S/. 183.5 millones en el 3T 2008; S/. 164.0 millones en el 3T 2007), generado por la demanda creciente por parte de clientes del sector construcción y de empresas contratistas que ejecutan trabajos para la mediana minería.

- Incremento en la venta de equipos agrícolas de 41.1% (S/. 14.3 millones en el 3T 2008; S/. 10.1 millones en el 3T 2007), explicado, principalmente, por ventas a clientes del sector agro exportador y por el aumento en la demanda de clientes dedicados al cultivo de arroz, debido a un aumento significativo en el precio de este producto.

- Aumento de 107.7% en las ventas de la línea automotriz (S/. 85.3 millones en el 3T 2008; S/. 41.0 millones en el 3T 2007), producido por ventas de volquetes y camiones *Iveco* por S/. 52.2 millones y camiones *Kenworth* por S/.27.6 millones, a empresas dedicadas, en su mayoría, a la construcción de carreteras y a la ejecución de obras de desarrollo y explotación para empresas de la mediana minería.

- Incremento de 15.2% en las ventas de unidades usadas (S/. 15.6 millones en el 3T 2008; S/. 13.6 millones en el 3T 2007), debido, principalmente, a un aumento en la demanda de equipos usados por parte de contratistas del sector construcción.

Las ventas de repuestos y servicios mostraron en el 3T 2008 un incremento de 13.9% en comparación con las del mismo período del año anterior (S/. 193.8 millones en el 3T 2008; S/.170.1 millones en el 3T 2007), como consecuencia de mayores ventas a empresas de la gran minería.

Ventas - Repuestos y Servicios
(en S/. millones)



565
636
640
480
575
2005
2006
2007
Ene-Set 2007
Ene-Set 2008

Por otra parte, los ingresos por alquiler de equipo pesado en el 3T 2008 fueron superiores en 62.5% a las del mismo período del año anterior (S/. 22.4 millones en el 3T 2008; S/. 13.8 millones en el 3T 2007) debido, principalmente, a un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción. Para satisfacer el crecimiento de la demanda, la flota de alquiler ha duplicado el número de unidades en el período septiembre 2007 / septiembre 2008.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

-Ferreyros

UTILIDAD EN VENTAS

La utilidad en ventas del 3T 2008 ascendió a S/. 140.0 millones, en comparación con S/. 105.0 millones del mismo período del año anterior, es decir, un incremento de 33.3%, frente al 23.9% de crecimiento en las ventas. En términos porcentuales, el margen bruto del 3T 2008 es mayor al del mismo período del año anterior (24.5% en el 3T 2008; 22.7% en el 3T 2007). El incremento en el margen bruto porcentual se debe a una recuperación en el tipo cambio, lo cual generó una mejora importante en los precios de venta en soles.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el 3T 2008 a S/. 76.1 millones, en comparación con S/. 61.8 millones del mismo período del año anterior, esto es, un incremento de 23.0%, debido principalmente a lo siguiente:

- Un aumento de 26.2% en los gastos variables como consecuencia del importante crecimiento de las ventas del período.
- Un aumento de 22.2% en los gastos fijos, atribuible, principalmente, a: i) aumento de remuneraciones para reponer la pérdida del poder adquisitivo por efecto de la inflación; y ii) contratación de personal técnico para atender la demanda futura de servicios de reparación y mantenimiento.

En el 3T 2008 los gastos de venta y administración representaron el 13.3% de las ventas netas frente a 13.4% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS)

En el tercer trimestre de 2008 se registró en este rubro un ingreso neto de S/. 1.2 millones en comparación con un egreso neto de S/. 1.6 millones del mismo período del año anterior. En el tercer trimestre de 2008, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.5 millones por comisión de colocación de créditos; iii) un ingreso por S/. 0.4 millones por ventas de activos fijos operacionales; y iv) otros ingresos netos por S/. 0.1 millones. En el tercer trimestre de 2007, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.3 millones por comisión de colocación de créditos; iii) un egreso de S/. 0.3 millones por ventas de activos fijos operacionales; y iv) egresos diversos por S/. 1.8 millones.

INGRESOS FINANCIEROS

Los ingresos financieros del tercer trimestre de 2008 ascendieron a S/. 9.0 millones en comparación con S/. 13.2 millones del mismo período del año anterior, lo que representa una disminución de 31.7%. Esta disminución se debe, principalmente, a que en el 3T 2008 el monto de las ventas financiadas a mediano plazo por la compañía fueron significativamente menores que las del mismo período del año anterior, debido a que Ferreyros ha mantenido su política de reducir el financiamiento a mediano plazo a sus clientes, derivando dichas operaciones a entidades financieras.

El incremento en 27.5% de las cuentas por cobrar al 3T 2008 en relación al 3T 2007, tiene su explicación en el crecimiento de ventas, principalmente de repuestos, servicios y alquileres, que tienen como política de pago 45 días en promedio, pero que no generan ingresos financieros importantes. Adicionalmente, las ventas al contado de productos principales, financiadas en la mayor parte por entidades financieras, han extendido su período de cobranza debido al trámite de la documentación que requieren dichas entidades a los clientes, antes de efectuar el desembolso.

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 18.0 millones en el tercer trimestre de 2008 en comparación con S/.12.8 millones del mismo período del año anterior, lo que representa un aumento de 40.4%, debido, principalmente, a un aumento de S/.209.4 millones en el pasivo promedio sujeto a pago de intereses (S/. [illegible] millones en el 3T 2008; S/. 680.1 millones en el 3T

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

Gerente División Contraloría

2007). Este crecimiento se debe, básicamente, al aumento de obligaciones para financiar los incrementos de cuentas por cobrar a corto plazo, inventarios y flota de alquiler (ver explicación detallada de la variación de activos en "Análisis del Balance General").

Adicionalmente, parte del crecimiento de los gastos financieros se explica por un ligero aumento en la tasa de interés de obligaciones en dólares.

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA
En este rubro se registra las utilidades de una asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 0.7 millones en el 3T 2008, en comparación con S/. 0.8 millones registrados en el mismo período del año anterior, una disminución de 12.4%,

UTILIDAD (PÉRDIDA) EN CAMBIO
En el 3T 2008 las operaciones en moneda extranjera arrojaron una pérdida en cambio de S/. 5.4 millones en comparación con una utilidad en cambio de S/. 10.7 millones en el 3T 2007. La pérdida del 3T 2008 se explica por una devaluación del sol frente al dólar americano de 0.6% al pasar el tipo de cambio de S/. 2.816 a S/. 2.977. La utilidad en cambio del 3T 2007 se debe a una apreciación del sol en relación al dólar americano de 2.6%. En el caso de Ferreyros y subsidiarias, el importe de caja y de cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA
Las participaciones e impuesto a la renta al cierre del tercer trimestre de 2008 y de 2007 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA
La utilidad neta del tercer trimestre de 2008 ascendió a S/. 31.4 millones en comparación con S/. 34.8 millones del mismo período del año anterior, esto es, una disminución de 9.6%, explicada, principalmente, la pérdida en cambio, aumento de los gastos de operación, reducción de los ingresos financieros e incremento de los gastos financieros, lo cual ha sido compensado por un aumento en la utilidad en ventas y por un incremento en ingresos diversos.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN
La UAIDA (EBITDA, por sus siglas en inglés) al 30 de septiembre de 2008 ascendió a S/. 245.7 millones frente a S/. 205.5 millones del mismo período del año anterior, lo cual representa un incremento de 19.6%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS
El total de activos al 30 de septiembre de 2008 ascendió a S/. 1,825.9 millones en comparación con S/. 1,413.0 millones al 30 de septiembre de 2007, lo que representa un incremento neto de S/. 412.8 millones (+29.2%). Las principales variaciones de las cuentas del activo que explican este crecimiento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 109.5 millones, que se explica por el mayor volumen de ventas.

b) Aumento neto de Existencias por S/. 140.2 millones debido a compras efectuadas en el período para atender el importante crecimiento de las ventas y, adicionalmente, a los mayores tiempos de reposición del inventario (de 3 a 5 meses), como consecuencia de un aumento en la demanda mundial de los productos de los principales proveedores de la Compañía.

c) Aumento neto del Activo Fijo por S/. 138.2 millones, que se explica por:

   i) Un aumento de S/. 160.1 millones por compras de equipos para la flota de alquiler.
   ii) Un aumento de S/. 32.8 millones por compras de otros activos fijos (inversiones en locales)

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

herramientas, equipos de taller, entre otros).

iii) Una disminución de S/. 2.2 millones por ventas de activos fijos.
iv) Una reducción de S/. 43.8 millones por aumento en la depreciación acumulada.
v) Una disminución de S/. 8.5 millones por transferencia de local y flota de alquiler a una subsidiaria, mediante aporte de capital.
vi) Una disminución de S/. 0.3 millones por disminución en la provisión para desvalorización de activo fijo.

PASIVOS

Al 30 de septiembre de 2008, el total de pasivos ascendió a S/. 1,278.8 millones en comparación con S/. 924.6 millones al 30 de septiembre de 2007, lo que equivale a un incremento de S/. 354.2 millones. La conformación de las obligaciones de la empresa al 30 de septiembre de 2008 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de septiembre de 2008 es de 1.51, superior al ratio corriente de 1.43 al 30 de septiembre de 2007.

El ratio de apalancamiento financiero al 30 de septiembre de 2008 es 1.64 en comparación con 1.35 al 30 de septiembre de 2007. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 30 de septiembre de 2008 es 2.36 en comparación con 1.94 al 30 de septiembre de 2007.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	3T 08	%	2T 08	%	3T 07	%	3T 08/ 2T 08 %	3T 08/ 3T 07 %	Acumulado al 30-09-08	%	Acumulado al 30-06-07	%	Var %
Ventas Netas	572,413	100.0	606,914	100 0	461,971	100.0	-5.7	23 9	1,804,783	100.0	1,442,553	100 0	25.1
Costo de Ventas	(432,419)	-75.5	(473,968)	-78 1	(356,922)	-77.3	-8.8	21 2	(1,424,040)	(78.9)	(1,135,041)	(78.7)	25.5
Utilidad en ventas	**139,994**	**24.5**	**132,946**	**21.9**	**105,049**	**22.7**	**5.3**	**33.3**	**380,743**	**21.1**	**307,511**	**21.3**	**23.8**
Gastos de Venta y Administración	(76,069)	-13.3	(66,500)	-11.0	(61,846)	-13 4	14.4	23.0	(213,879)	(11.9)	(172,519)	(12 0)	24.0
Otros Ingresos (Egresos), neto	1,179	0.2	1,508	0 2	(1,574)	-0 3	-21 9	-174.9	5,671	0.3	(1,369)	(0.1)	(514 4)
Utilidad en operaciones	**65,104**	**11.4**	**67,954**	**11.2**	**41,629**	**9.0**	**-4.2**	**56.4**	**172,536**	**9.6**	**133,624**	**9.3**	**29.1**
Ingresos Financieros	8,981	1.6	9,268	1.5	13,158	2 8	-3.1	-31.7	26,949	1 5	34,876	2.4	(22.7)
Utilidad (Pérdida) en cambio	(5,444)	-1.0	(41,816)	-6.9	10,713	2.3	-87.0	-150.8	(12,725)	(0.7)	13,970	1.0	(191.1)
Gastos Financieros	(17,956)	-3.1	(16,288)	-2.7	(12,786)	-2.8	10.2	40 4	(48,307)	(2.7)	(33,735)	(2 3)	43 2
Participación en los resultados de asociada bajo el método de participación patrimonial	703	0.1	477	0.1	803	0.2	47 6	-12 4	510	0.0	8,238	0 6	(93 8)
Utilidad antes de Participaciones e Impuesto a la Renta	**51,388**	**9.0**	**19,595**	**3.2**	**53,517**	**11.6**	**162.3**	**-4.0**	**138,963**	**7.7**	**156,972**	**10.9**	**(11.5)**
Participaciones	(4,434)	-0.8	(1,913)	-0 3	(4,115)	-0.9	131 8	7.7	(11,954)	(0.7)	(12,024)	(0.8)	(0 6)
Utilidad antes de Impuesto a la Renta	**46,954**	**8.2**	**17,682**	**2.9**	**49,402**	**10.7**	**165.5**	**-5.0**	**127,009**	**7.0**	**144,948**	**10.0**	**(12.4)**
Impuesto a la Renta	(15,506)	-2.7	(6,678)	-1 1	(14,595)	-3.2	132.2	6.2	(41,750)	(2.3)	(41,848)	(2.9)	(0.2)
Utilidad neta	**31,448**	**5.5**	**11,004**	**1.8**	**34,807**	**7.5**	**185.8**	**-9.6**	**85,260**	**4.7**	**103,100**	**7.1**	**(17.3)**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General

(En miles de nuevos soles)

	30-Sep-08	30-Sep-07	Variación %
Caja y bancos	34,757	48,062	-27.7
Cuentas por cobrar comerciales	452,887	347,687	30.3
Inventarios	674,190	534,020	26.2
Otras cuentas por cobrar	29,748	21,212	40.2
Gastos pagados por adelantado	7,060	6,564	7.6
Activo Corriente	**1,198,643**	**957,545**	**25.2**
Cuentas por cobrar comerciales a largo plazo	55,685	51,350	8.4
Equipo de alquiler	302,661	173,975	74.0
Otros activos fijos	453,169	414,356	9.4
	755,830	588,332	28.5
Depreciación acumulada	(249,142)	(219,883)	13.3
Inmueble, maquinaria y equipo, neto	506,688	368,449	37.5
Inversiones	35,364	19,643	80.0
Otros activos no corrientes	29,479	16,062	83.5
Activo no Corriente	**627,215**	**455,504**	**37.7**
Total Activo	**1,825,858**	**1,413,049**	**29.2**
Deuda de corto plazo	128,380	118,178	8.6
Otros pasivos corrientes	663,101	550,734	20.4
Pasivo corriente	**791,481**	**668,913**	**18.3**
Deuda de largo plazo	487,363	255,647	90.6
Total Pasivo	**1,278,844**	**924,559**	**38.3**
Ganancias diferidas	**5,287**	**10,860**	**-51.3**
Patrimonio	**541,726**	**477,630**	**13.4**
Total Pasivo y Patrimonio	**1,825,858**	**1,413,049**	**29.2**
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	45,691	28,748	
UAIDA	**245,686**	**205,486**	**19.6**
Ratios Financieros			
Ratio corriente	1.51	1.43	
Apalancamiento Financiero	1.64	1.35	
Endeudamiento total	2.36	1.94	
Valor contable por acción	1.43	1.26	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A Y SUBSIDIARIAS ANEXO 3

Ventas netas por Area de Operaciones
(En miles de nuevos soles)

	3T 08	%	2T 08	%	3T 07	%	3T 08/ 2T 08 %	3T 08/ 3T 07 %	Acumulado al 30-09-08	%	Acumulado al 30-09-07	%	Variación %
Caterpillar:													
Gran minería	11,516	2.0	44,305	7.3	27,115	5.9	-74.0	-57.5	135,477	7.5	166,073	11.5	-18.4
Otros	171,989	30.0	177,160	29.2	136,928	29.6	-2.9	25.6	588,682	32.6	417,670	29.0	40.9
	183,505	32.1	221,465	36.5	164,043	35.5	-17.1	11.9	724,159	40.1	583,743	40.5	24.1
Equipos agrícolas	14,297	2.5	16,076	2.6	10,129	2.2	-11.1	41.1	40,440	2.2	26,606	1.8	52.0
Automotriz	85,262	14.9	83,000	13.7	41,046	8.9	2.7	107.7	216,056	12.0	115,433	8.0	87.2
Unidades usadas	15,647	2.7	13,816	2.3	13,580	2.9	13.3	15.2	45,222	2.5	55,129	3.8	-18.0
	298,711	**52.2**	**334,357**	**55.1**	**228,799**	**49.5**	**-10.7**	**30.6**	**1,025,878**	**56.8**	**780,912**	**54.1**	**31.4**
Repuestos y servicios	193,769	33.9	210,379	34.7	170,054	36.8	-7.9	13.9	574,784	31.8	480,402	33.3	19.6
Alquileres	22,449	3.9	14,968	2.5	13,812	3.0	50.0	62.5	48,877	2.7	29,963	2.1	63.1
Otras ventas de subsidiarias	57,484	10.0	47,209	7.8	49,306	10.7	21.8	16.6	155,244	8.6	151,276	10.5	2.6
Total	**572,413**	**100.0**	**606,914**	**100.0**	**461,971**	**100.0**	**-5.7**	**23.9**	**1,804,783**	**100.0**	**1,442,553**	**100.0**	**25.1**

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-09-2008
Minería	40.6%
Construcció	26.5%
Transporte	6.4%
Hidrocarbur	4.4%
Gobierno	4.1%
Agricultura	3.0%
Marino	2.8%
Comercio y	2.3%
Industria	3.0%
Otros	7.1%
Total	**100.0%**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del pasivo al 30 de setiembre del 2008
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos locales	108,994	26,591	23,116	59,288
Inst. Financ. del exterior	43,000	35,000		8,000
Proveedores:				
Facturas por pagar a Caterpillar	29,788	29,788		
Letras por pagar a Caterpillar	8,368	8,368		
Otros	34,151	34,151		
Bonos corporativos	78,125	-	12,500	65,625
Caterpillar Financial Services	69,783	-	18,060	51,723
Otros pasivos	57,154	57,154		
Total	429,364	191,052	53,676	184,636

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

Ferreyros S.A.A. y Subsidiarias

NOTAS A LOS ESTADOS FINANCIEROS
Al 30 de septiembre del 2008

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2007.

Moneda funcional y de presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

2) ADMINISTRACION DE RIESGOS FINANCIEROS POR TASA DE INTERÉS Y RESULTADOS NO REALIZADOS

La Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo con las condiciones de mercado.

A partir de junio del 2008 se ha contratado instrumentos de cobertura del riesgo de tasa de interés variable, habiéndose fijado dicha tasa de interés mediante contrato SWAP, de acuerdo a lo siguiente:

Entidad Acreedora	Importe Obligaciones por pagar US$ 000	Vencimiento	Contratos SWAP		Intereses	
			Fecha	Entidad	Tasa Resultante Fija	Tasa Variable
Standard Chartered	8,000	24/01/2011	13/06/2008	Banco Continental	5.74%	LIBOR/3M + 2%
Caterpillar Financial Services Corporation	8,999	19/03/2013	13/06/2008	Banco Continental	5.27%	LIBOR/3M + 1%
Caterpillar Financial Services Corporation	2,978	01/05/2015	19/06/2008	Banco de Credito del Perú	6.82%	LIBOR/3M + 2.5%
Caterpillar Financial Services Corporation	5,070	01/03/2012	19/06/2008	Banco de Credito del Perú	6.40%	LIBOR/3M + 2.5%
Caterpillar Financial Services Corporation	30,000	04/09/2012	05/09/2008	Banco de Credito del Perú	5.57%	LIBOR/3M + 2.2%
TOTAL	55,048					

Saldo al cierrre del período por valorización de instrumentos financieros derivados, reconocidas en el patrimonio:

Interés devengado sujeto a contrato SWAP, de acuerdo con tasas variables pactadas con acreedores	US$ 000	246
Interés determinado de acuerdo a tasas fijas establecidas mediante contrato SWAP	US$ 000	303
Resultados no realizados	US$ 000	57
	S/.000	171

El objetivo de esta cobertura es poder conocer la tasa de financiamiento que tendrá la Compañía hasta las fechas de vencimiento de las obligaciones.

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	30-09-08		31-12-07	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	504,667	62,608	378,221	55,155
Intereses diferidos	(13,187)	(6,923)	(13,143)	(5,165)
Provisión para cuentas de cobranza dudosa	(38,593)	-	(43,602)	-
	452,887	55,685	321,476	49,990

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

4) EXISTENCIAS

Este rubro comprende:

	30-09-08	31-12-07
	S/.000	S/.000
Máquinas, motores y automotores	298,995	330,108
Repuestos	138,590	116,948
Mercaderías	69,750	36,770
Servicios de taller en proceso	37,507	30,331
Productos en proceso	10,168	5,114
Materias primas y material de empaque	7,430	3,909
Existencias por recibir	115,894	139,385
	678,333	**662,565**
Provisión para desvalorización de existencias	(4,143)	(11,775)
	674,190	**650,790**

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	30-09-08	30-09-07
	S/.000	S/.000
Saldo inicial	11,775	12,508
Adiciones del período	2,102	3,180
Transferencia a activo fijo	(1,008)	726
Aplicaciones por ventas	(3,780)	(5,821)
Otras aplicaciones	(4,946)	-
Saldo final	**4,143**	**10,593**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
Costo -	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Terrenos	49,794	24,938	(106)	-	1,835	**76,461**
Edificios y otras construcciones	126,932	2,057	(123)	4,507	(10,973)	**122,400**
Instalaciones	12,456	622	(52)	(57)	57	**13,026**
Maquinaria y Equipo	167,743	5,861	(2,149)	4,002	(2,838)	**172,619**
Maquinaria y Equipo-Flota de Alquiler	181,267	99,714	-	27,272	(5,592)	**302,661**
Unidades de Transporte	10,133	6,240	(109)	213	(444)	**16,033**
Muebles y Enseres	47,622	5,189	(83)	-	(105)	**52,623**
Trabajos en Curso	1,969	5,017	(2)	(4,529)	(60)	**2,395**
	597,915	**149,638**	**(2,624)**	**31,408**	**(18,120)**	**758,217**
Depreciación Acumulada -						
Edificios y otras construcciones	40,788	2,680	(139)	-	(4,911)	**38,418**
Instalaciones	7,891	562	(1)	(31)	(270)	**8,151**
Maquinaria y Equipo	104,523	10,618	(1,303)	(295)	(1,436)	**112,107**
Maquinaria y Equipo-Flota de Alquiler	28,630	28,243	-	(9,396)	(1,925)	**45,552**
Unidades de Transporte	7,256	799	(110)	-	(445)	**7,500**
Muebles y Enseres	32,763	2,691	(11)	(12)	(34)	**35,397**
	221,851	**45,593**	**(1,563)**	**(9,734)**	**(9,021)**	**247,126**
			(1,061)			
Provisión para desvalorización	**(8,579)**	(236)	-	(857)	5,269	**(4,403)**
Costo neto	**367,485**					**506,688**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

6) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	5,625	16,746	2,500	7,443	3,125	9,303
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	29,770	10,000	29,770		
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	44,655			15,000	44,655
Cuarta emisión, Serie A, del primer programa	Setembre del 2007	Hasta Setembre del 2011	15,000	44,655			15,000	44,655
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	29,770			10,000	29,770
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	44,655			15,000	44,655
Primera emisión Serie C, del primer programa	Setembre del 2008	Hasta Setembre del 2011	7,500	22,328			7,500	22,328
TOTALES			78,125	232,578	12,500	37,213	65,625	195,366

Los bonos corporativos devengan intereses anuales de 6% en promedio. El interés devengado en el período asciende a S/. 12.6 millones.

Las redención de bonos corporativos en el período es como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2008	625	1,861
Tercera emisión, Serie A, del primer programa	Abril del 2008	625	1,861
Tercera emisión, Serie A, del primer programa	Julio del 2008	625	1,861
Cuarta emisión, Serie A, del primer programa	Setiembre del 2008	15,000	44,655
TOTALES		16,875	50,237

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

7) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2008			2007		
	Equipos Pesados, repuestos y servicios S/.000	Otras Unidades de Negocios S/.000	Total S/.000	Equipos Pesados, repuestos y servicios S/.000	Otras Unidades de Negocios S/.000	Total S/.000
Total ingresos por ventas y servicios	1,463,443	343,912	1,807,355	1,242,494	205,942	1,448,436
Utilidad de operación	118,737	53,799	172,536	118,444	15,180	133,624
Principales activos: Activos fijos	250,607	256,081	506,688	239,559	128,890	368,449
Existencias	550,999	123,191	674,190	415,127	118,893	534,020
Cuentas por Cobrar	393,864	114,708	508,572	318,470	80,567	399,037

8) PATRIMONIO

En Junta General de Accionistas del 26 de marzo del 2008 se aprobó el pago de dividendos en efectivo por S/. 40.3 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 74.0 y S/. 5.8 millones, respectivamente. La fecha de pago de los diviendos fue el 30 de abril. La Junta aprobó la transferencia de S/. 12.7 millones de resultados acumulados a reserva legal.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 377'778,844 acciones comunes de un valor nominal de S/.1.10 cada una.

9) CONTINGENCIAS Y COMPROMISOS

Al 30 de septiembre del 2008, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.7.0 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.25.2 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 37.9 y S/. 6.2 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.4 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. El 4 de abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 11.8 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

f. El 7 de Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.4 millones, incluidas multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

g. Al 30 de septiembre del 2008, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.1 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de septiembre del 2008, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 20.5 millones y US $ 24.6 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 4.4 millones, que garantizan transacciones diversas.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Periodos terminados el:	
		30-09-08	30-09-07	30-09-08	30-09-07
Utilidad neta	S/.	31,448,087	34,806,871	85,259,727	103,099,675
Promedio ponderado de las acciones comunes en circulación		377,778,844	377,778,844	377,778,844	377,778,844
Utilidad básica por acción	S/.	0.0832	0.0921	0.2257	0.2729

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

11) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de septiembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-09-08	30-09-07
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	120,195	62,522
Transferencias de inmuebles, maquinarias y equipo a existencias	79,069	48,510

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

REC…IVED
2008 NOV 21 A 6:…

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Setiembre del año 2008 y 31 de Diciembre del año 2007
(En miles de nuevos soles)

	Notas	Al 30 de Setiembre 2008	Al 31 de Diciembre 2007
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		34,757	45,896
Inversiones Financieras		0	0
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	3	452,887	321,476
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar (neto)		29,748	25,387
Existencias (neto)	4	674,190	650,790
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Contratados por Anticipado		7,060	6,557
Otros Activos		0	0
Total Activo Corriente		**1,198,642**	**1,050,106**
Activo No Corriente			
Inversiones Financieras		**35,364**	**35,087**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		31,977	31,689
Otras Inversiones Financieras		3,387	3,398
Cuentas por Cobrar Comerciales	3	55,685	49,990
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	5	506,688	367,485
Activos Intangibles (neto)		3,591	1,643
Activo por Impuesto a la Renta y Participaciones Diferidos		18,603	17,297
Crédito Mercantil		5,290	5,290
Otros Activos		1,995	549
Total Activo No Corriente		**627,216**	**477,341**
TOTAL ACTIVO		**1,825,858**	**1,527,447**

	Notas	Al 30 de Setiembre 2008	Al 31 de Diciembre 2007
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		329	4,029
Obligaciones Financieras		405,447	393,023
Cuentas por Pagar Comerciales		282,695	223,816
Otras Cuentas por Pagar a Partes Relacionadas		0	0
Impuesto a la Renta y Participaciones Corrientes		0	0
Otras Cuentas por Pagar		103,011	114,552
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**791,482**	**735,420**
Pasivo No Corriente			
Obligaciones Financieras		487,363	282,368
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		5,287	12,732
Total Pasivo No Corriente		**492,650**	**295,100**
Total Pasivo		**1,284,132**	**1,030,520**
Patrimonio Neto			
Capital	8	415,557	335,749
Acciones de Inversión		0	0
Capital Adicional		0	0
Resultados no Realizados		10,014	15,937
Reservas Legales		30,895	18,950
Otras Reservas		0	0
Resultados Acumulados	8	85,260	126,291
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a la Matriz		**541,726**	**496,927**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**541,726**	**496,927**
TOTAL PASIVO Y PATRIMONIO NETO		**1,825,858**	**1,527,447**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2008 y 2007
(En miles de nuevos soles)

	Notas	Por el Trimestre específico del 1 de Julio al 30 de Setiembre de 2008	Por el Trimestre específico del 1 de Julio al 30 de Setiembre de 2007	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2008	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2007
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)		573,562	464,689	1,807,355	1,448,436
Otros Ingresos Operacionales		257	27	556	206
Total de Ingresos Brutos		**573,819**	**464,716**	**1,807,911**	**1,448,642**
Costo de Ventas (Operacionales)		(433,825)	(359,667)	(1,427,168)	(1,141,131)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(433,825)**	**(359,667)**	**(1,427,168)**	**(1,141,131)**
Utilidad Bruta		**139,994**	**105,049**	**380,743**	**307,511**
Gastos de Ventas		(38,154)	(34,125)	(116,182)	(96,849)
Gastos de Administración		(37,915)	(27,721)	(97,696)	(75,669)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		1,179	0	5,671	0
Otros Gastos		0	(1,574)	0	(1,369)
Utilidad Operativa		**65,104**	**41,629**	**172,536**	**133,624**
Ingresos Financieros		8,981	23,871	26,949	48,845
Gastos Financieros		(23,400)	(12,786)	(61,032)	(33,735)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		703	803	510	8,238
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**51,388**	**53,517**	**138,963**	**156,972**
Participación de los trabajadores		(4,434)	(4,115)	(11,953)	(12,024)
Impuesto a la Renta		(15,506)	(14,595)	(41,750)	(41,848)
Utilidad (Pérdida) Neta de Actividades Continuas		**31,448**	**34,807**	**85,260**	**103,100**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**31,448**	**34,807**	**85,260**	**103,100**
Utilidad (Pérdida) Neta atribuible a:					
La Matriz		31,448	34,807	85,260	103,100
Intereses Minoritarios		0	0	0	0
		31,448	**34,807**	**85,260**	**103,100**
Utilidad (Pérdida) por Acción					
Utilidad (Pérdida) Básica por Acción Común	10	0.083	0.092	0.226	0.273
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Continuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2008 y 2007
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2008 al 30 de Setiembre de 2008	Del 1 de Enero de 2007 al 30 de Setiembre de 2007
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		1,978,841	1,433,103
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		10,547	12,808
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		11,598	15,609
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(1,808,623)	(1,329,716)
Remuneraciones y Beneficios Sociales		(170,711)	(129,401)
Tributos		(76,775)	(58,108)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(19,896)	(19,961)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**(75,019)**	**(75,666)**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	0
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		1,734	7,816
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		86	0
Otros Cobros de Efectivo Relativos a la Actividad		0	
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		(8,821)	(7,505)
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(45,615)	(22,658)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(4,309)	(34,078)
Compra y desarrollo de Activos Intangibles		(1,810)	(5,290)
Otros Pagos de Efectivo Relativos a la Actividad		0	129
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(58,735)**	**(61,586)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		(661)	(1,031)
Emisión y aceptación de Obligaciones Financieras		793,398	382,516
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:		0	
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(597,190)	(195,724)
Recompra de Acciones Propias (Acciones en Tesorería) a accionistas de la Matriz		0	0
Recompra de Acciones Propias (Acciones en Tesorería) a Intereses Minoritarios		0	0
Intereses y Rendimientos		(33,963)	(24,301)
Dividendos Pagados a accionistas de la Matriz			
Dividendos Pagados a Intereses Minoritarios		(40,268)	(28,428)
Otros Pagos de Efectivo Relativos a la Actividad		1,299	3,521
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**122,618**	**136,553**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**(11,139)**	**(699)**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE P.
Gerente División

Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	45,896	48,761
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo	0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**34,757**	**48,062**
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	85,260	103,100
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	5,009	2,770
Desvalorización de Existencias	2,102	3,180
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	45,593	28,659
Amortización de Activos Intangibles	0	88
Amortización de Otros Activos	0	0
Provisiones	34,138	34,987
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	0	0
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	48,307	33,735
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	0
Impuesto a la Renta y Participación de los Trabajadores	0	
Otros	469	157
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	(644)	1,683
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	(510)	(8,238)
Impuesto a la Renta y Participación de los Trabajadores	469	(984)
Otros	(10,355)	(9,301)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(133,156)	(21,668)
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	(37,129)	(23,015)
(Aumento) Disminución en Existencias	(59,106)	(114,062)
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Contratados por Anticipado	2,422	2,172
(Aumento) Disminución de Otros Activos	(1,715)	(149)
Aumento (Disminución) de Cuentas por Pagar Comerciales	56,390	6,153
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	(9,862)	(4,740)
Aumento (Disminución) de Otras Cuentas por Pagar	(102,701)	(110,193)
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Proveniente de la Actividad de Operación	**(75,019)**	**(75,666)**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

END

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Setiembre del año 2008 y 2007
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios	Total Patrimonio Neto
Saldos al 1ero. de enero de 2007	284,196	0	0	15,937	13,088	0	85,835	0	399,056	0	399,056
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	103,100	0	103,100	0	103,100
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	103,100	0	103,100	0	103,100
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(28,420)	0	(28,420)	0	(28,420)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,553	0	0	0	0	0	(51,553)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(5,862)	0	3,894	0	3,894
Saldos al 30 de Setiembre de 2007	335,749	0	0	15,937	22,844	0	103,100	0	477,630	0	477,630
Saldos al 1ero. de enero de 2008	335,749	0	0	15,937	18,950	0	126,291	0	496,927	0	496,927
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	85,260	0	85,260	0	85,260
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	85,260	0	85,260	0	85,260
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(40,290)	0	(40,290)	0	(40,290)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,923)	11,945	0	(6,193)	0	(171)	0	(171)
Saldos al 30 de Setiembre de 2008	415,557	0	0	10,014	30,895	0	85,260	0	541,726	0	541,726

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría